Exhibit 99.3

KIMBER RESOURCES INC.
Please return completed form to: Computeshare 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

☐	Interim Financial Statements Mark this box if you would like to receive Interim Financial Statements by mail.	☐	Annual Financial Statements Mark this box if you would like to receive the Annual Financial Statements by mail.

Financial Statements Request Form

If you would like to receive either Interim Financial Statements and associated Management Discussion and Analysis and/or the Annual Financial Statements and associated Management Discussion and Analysis, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

K I M Q	3LTE